Exhibit 99.1

For Immediate Release
May 9, 2003

SAP Annual General Meeting Elects Hasso Plattner to Supervisory Board
and Approves Dividend of EUR 0.60 Per Non-Par Value Share

     MANNHEIM, Germany — May 9, 2003 — SAP AG (NYSE: SAP) today held its Annual General Meeting in Mannheim, Germany. At the meeting, all of the items proposed by the Supervisory Board and the Executive Board were approved by more than 99 percent of the represented voting capital.

     Hasso Plattner, former Co-Chairman and CEO of the SAP Executive Board, has been elected as a member of the Supervisory Board.

     A dividend in the amount of EUR 0.60 per non-par value share will be paid to SAP shareholders. The total amount to be distributed in dividends to the shareholders is EUR 186.3 million. Furthermore, the continuation of a share buy-back program in the amount of up to 30 million SAP non-par value shares was approved at the Annual General Meeting, with the authorization to use equity derivatives in conjunction with the acquisition of treasury shares.

     Immediately following the Annual General Meeting, the Supervisory Board of SAP met in its new formation and elected Hasso Plattner as Chairman of the Supervisory Board. In this capacity, he succeeds Dietmar Hopp, who will continue to be a member of the Supervisory Board.

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. The unique core processes of various industries, from Aerospace to Utilities, are supported effectively by SAP’s 23 industry solutions. Today, more than 19,600 companies in over 120 countries run more than 62,000 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Exhibit 99.1

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG. All rights reserved.
SAP, mySAP, mySAP.com, xApps, xApp, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies.

For more information, press only:
Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136 , laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT